Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Annual General Meeting of April 30, 2021

*	Approval of the financial statements for the fiscal year 2020
*	Dividend of €3.20 per share payable as of May 7, 2021
*	Board composition: renewals, ratification of a co-opting Director and appointment of one new Director

Paris, France – April 30, 2021 – The Combined General Shareholders’ Meeting of Sanofi was held on April 30, 2021, without the physical presence of its shareholders, in accordance with the derogating measures adapting the rules governing the deliberation of general meetings taken by the French authorities as part of the fight against COVID-19, at the Company’s registered office in Paris, under the chairmanship of Serge Weinberg. All resolutions submitted to the vote were adopted by the shareholders.

The General Meeting approved the individual Company and consolidated financial statements for the fiscal year 2020. The General Meeting decided on the distribution of a cash dividend to the amount of €3.20 per share with payment as of May 7, 2021.

The General Meeting also renewed Fabienne Lecorvaisier and Melanie Lee as Directors, ratified the co-opting of Gilles Schnepp and approved the appointment of Barbara Lavernos in replacement of Laurent Attal.

On the proposal of the Nomination, Governance and CSR Committee, Rachel Duan was appointed member of the Remuneration Committee, Lise Kingo member of the Nomination, Governance and CSR Committee and Gilles Schnepp member of the Strategic Review Committee.

Furthermore, the Board of Directors took note of the appointment of Wolfgang Laux and Yann Tran to replace Marion Palme and Christian Senectaire respectively as Directors representing employees.

Following the General Meeting, the Board of Directors is comprised of 15 members, of whom seven are women and two are Directors representing employees. The Board of Directors remains for a large majority comprised of Independent Directors.

The voting results and the videocast of the Annual General Meeting are available on:

www.sanofi.com/AG2021

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Sandrine Guendoul Tel.: +33 (0)6 25 09 14 25 sandrine.guendoul@sanofi.com	Investor Relations Contact Arnaud Delépine Tel.: +33 (0)1 53 77 45 45 investor.relations@sanofi.com